Exhibit 15.1

BACKGROUND

Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), formerly Lithium Americas (Argentina) Corp., is a Swiss-domiciled resource company with lithium projects located in Argentina. The Company’s head office and principal address is Dammstrasse 19, 6300 Zug, Switzerland. On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG”. As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding registered common shares of the Company (the “Continuation”). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

This Management’s Discussion and Analysis (“MD&A”) of Lithium Argentina provides an overview of Lithium Argentina's financial condition and results of operations for the three and twelve months ended December 31, 2025, and has been prepared as of March 23, 2026. It analyzes key factors influencing the Company's performance, including of the Cauchari-Olaroz lithium operation (“Cauchari-Olaroz”), in which the Company holds an interest in its financing activities, and market conditions.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2025 (“YE 2025 financial statements”). Refer to Notes 2 and 3 of the YE 2025 financial statements for disclosure of the Company’s material accounting policies. All amounts are expressed in United States dollars (“US dollars” or “US$”), unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A includes certain statements that may be deemed “forward-looking statements,” “forward-looking information,” “future-oriented financial information,” and/or “financial outlook.” Readers should refer to the cautionary note in the section titled “Forward-Looking Statements” of this MD&A. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.

Cauchari-Olaroz is a lithium carbonate operation located in Jujuy Province, northwestern Argentina. The Company owns a 44.8% interest in the operation through its equity stake in Minera Exar S.A. (“Exar”), an Argentine entity. Operations related to Cauchari-Olaroz are conducted through equity investees Exar and Exar Capital B.V. (“Exar Capital”), a Netherlands entity that provides project funding. The Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”) collectively own 91.5% of Exar (with the remaining 8.5% held by Jujuy Energía y Minería Sociedad del Estado (“JEMSE”)), and 100% of Exar Capital, under a shareholders’ agreement.

As previously announced, the Company and Ganfeng have agreed to enter into a new joint venture (“New JV”) that will consolidate Ganfeng’s solely owned Pozuelos-Pastos Grandes project with Lithium Argentina’s Pastos Grandes project (85% owned) and the Sal de la Puna project (65% owned), (collectively, “PPG”). PPG is located in Salta Province. Upon closing the New JV, Ganfeng will hold a 67% interest and Lithium Argentina will hold a 33% interest in PPG.

Additional information relating to the Company, including key risk factors which may impact the Company’s business and financial condition, as well as other information, is contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (“Form 20-F”), and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Highlights

Cauchari-Olaroz

The Company owns a 44.8% interest in the Cauchari-Olaroz operation through its equity stake in Exar. The highlights below are on a 100% basis of Cauchari-Olaroz.

▪
Lithium Production: Approximately 9,700 tonnes of lithium carbonate were produced in the fourth quarter of 2025 and 34,1001 for the year ended December 31, 2025.
o
2025 production achieved the high end of the guidance2 range with a 34% increase over 2024.
▪
Operating Costs: The cost of sales for the fourth quarter of 2025 was $66 million, with cash operating costs of $5,618 per tonne3 of lithium carbonate sold.
o
The lower operating costs reflect the implementation of structural improvements and operational efficiencies designed to be sustained.
▪
Pricing: Revenue for the fourth quarter of 2025 totaled $92 million, with an average realized price4 of approximately $9,049 per tonne of lithium carbonate sold.
o
The average realized price for first quarter of 2026 is expected to be approximately $17,000 per tonne of lithium carbonate sold, reflecting a significant increase in market prices since the end of 2025
▪
Net Income: For the fourth quarter of 2025 was $31 million, and for the year ended December 31, 2025, was a loss of $39 million5.
▪
Adjusted EBITDA4: For the fourth quarter of 2025 was $30 million, and $56 million for the year ended December 31, 2025.
▪
2026 Guidance: 2026 production guidance set at 35,000 - 40,000 tonnes of lithium carbonate
o
Production volumes are expected to increase in 2026 with continued improvements and optimization efforts ongoing to support long-term operational performance.

PPG and Cauchari-Olaroz Expansion

▪
Stage 2 Expansion: Cauchari-Olaroz is advancing an expansion plan to increase production capacity by 45,000 tpa of LCE ("Stage 2").
o
Expanded measured and indicated mineral resource estimate by 42% to 28.1 million tonnes (“Mt”) of LCE at an average grade of 562 mg/L lithium6.
o
Following stronger than expected performance at Cauchari-Olaroz, development of the 5,000 tpa direct lithium extraction (“DLE”) plant will continue with initial deployment at Ganfeng’s nearby Mariana operation to support technology integration and operational learnings.
o
Completion of Stage 2 development plan, including DLE processing technologies, is expected in mid-2026.
o
Stage 2 RIGI7 application and environmental permits were both filed in December 2025.

1 Approximately 34,100 tonnes of lithium carbonate production is inclusive of 359 tonnes of lithium carbonate equivalent from lithium chloride concentrate produced and sold to Ganfeng in H1 2025 to support the start-up of Ganfeng’s Mariana lithium project.

2 The Company provided 2025 annual production guidance of 30,000 - 35,000 metric tonnes.

3 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.

4 Refer to section titled “Non-IFRS and Other Financial Measures” below.

5 Includes interest on related party loans and other finance costs of $26 million and $139 million accordingly.

6 Canadian investors should refer to the technical report titled “2026 Cauchari-Olaroz NI 43-101 Technical Report, Jujuy, Argentina” with an effective date of February 27, 2026 filed on the Company’s SEDAR+ profile for more information about the mineral resource estimate and associated key assumptions and parameters

7 Incentive Regime for Large Investments, Régimen de Incentivo para Grandes Inversiones

▪
PPG: Continues to advance an integrated development plan targeting 150,000 tpa of LCE production across three phases.
o
In December 2025, a comprehensive Scoping Study was filed producing an after-tax NPV8% of $8.1 billion and IRR of 33% at $18,000 per tonne lithium carbonate price.
o
In November 2025, PPG received its Stage 1 environmental permit approval with a RIGI application submitted in February 2026.
o
The consolidation of PPG into a new JV is substantially complete with closing expected during the second quarter of 2026.
o
Ganfeng and Lithium Argentina continue to advance financing options with potential customers and strategic partners for offtake and minority ownership interests.

Lithium Argentina Financial and Corporate

▪
As of December 31, 2025, Lithium Argentina held $61 million in cash and cash equivalents.
o
Subsequent to year-end, Cauchari-Olaroz completed $85 million ($42 million for the Company’s share) in cash distributions from the operation.
▪
On March 20, 2026, the Company completed the $130 million debt facility (“Debt Facility”) from Ganfeng.
o
The Debt Facility has a 6-year term at an interest rate of SOFR plus 2.5% providing increased flexibility to support refinancing the Company’s existing corporate debt.
▪
The Company is considering a secondary listing on either the Australian Securities Exchange (“ASX”) or the Hong Kong Stock Exchange (“HKEX”) to broaden access to Asia-Pacific investors while maintaining the NYSE listing.

Operational Performance

Cauchari-Olaroz (on a 100% basis)8

Lithium Carbonate Operations (100% basis unless otherwise indicated)	Units	Q1 2025	Q2 2025	Q3 2025	Q4 2025	QoQ	2024	2025	YoY
Lithium Carbonate Production	k tonnes	7.2	8.5	8.3	9.7	17%	25.5	34.1[9]	+34%
Realized Price	US$ / t	$8,085	$7,400	$7,522	$9,049	20%	$7,800	$8,014	+3%

Lithium carbonate production totaled approximately 9,700 tonnes in the fourth quarter of 2025. The operation focused on improving consistency while implementing improvements designed to enhance long-term efficiency to better position the operation in the future. Lithium carbonate production for the twelve months ended December 31, 2025, was 34,100 tonnes meeting the high-end of full-year production guidance of 30,000 to 35,000 tonnes.

During 2026, the Company expects production of approximately 35,000 to 40,000 tonnes of lithium carbonate at Cauchari-Olaroz.

The cost of sales for the fourth quarter of 2025 was $66.0 million, with cash operating costs of $5,618 per tonne10 of lithium carbonate sold. Fourth quarter costs benefited from optimization and higher production volumes.

For the year ended December 31, 2025, cost of sales was $238.5 million, with cash operating costs of $6,108 per tonne of lithium carbonate sold.

8 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%.

9 Approximately 34,100 tonnes of lithium carbonate production is inclusive of 359 tonnes of lithium carbonate equivalent from lithium chloride.

10 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.

Health and Safety

The Total Recordable Injury Frequency rate for Cauchari-Olaroz for the twelve months ended December 31, 2025 was 0.71 per 200,000 hours worked (including contractors at site).

The Lost Time Injury Frequency Rate for Cauchari-Olaroz for the twelve months ended December 31, 2025 was 0.08 per 200,000 hours worked (including contractors at site).

Cauchari-Olaroz remains committed to maintaining a safe, and supportive work environment, with ongoing efforts focused on strengthening safety practices.

Environmental and Social Responsibility

Cauchari-Olaroz initiated the Responsible Minerals Initiative (RMI) Responsible Sourcing Assurance Process (“RMAP”) to ensure its supply chain adheres to the highest ethical and environmental standards. In December 2024, it was officially added to the RMAP active list. Subsequently, in June 2025, the operation successfully completed an on-site audit as part of the RMAP requirements.

Mineral Resource and Reserve Estimation

The Company released an updated mineral resource and reserve estimate (“Updated Estimate”)11, which we believe confirms that Cauchari-Olaroz is not only a high-quality, low-cost operating asset, but also a growing, long-life resource base capable of supporting future expansion beyond the current 40,000 tpa LCE nameplate capacity. The expanded measured and indicated mineral resource estimate by 42% to 28.1 million tonnes (“Mt”) of LCE at an average grade of 562 mg/L lithium, to support the Stage 2 development plan expected in mid-2026.

The Updated Estimate shows a mineral reserve estimate reflecting the existing Stage 1 operation plan with a capacity of 40,000 tpa. The project life supports an additional 35-year operating period using the existing production wells from 2026 through 2060 consistent with the previous 40-year project life after incorporating past brine production and existing brine inventory. The estimate incorporates updated hydrogeological modeling and brine production data since 2018, further strengthening confidence in the long-term performance of the basin and supporting continued development.

PPG Project

Lithium Argentina have entered into a framework agreement with respect to the New JV to develop PPG. Upon closing, Ganfeng and Lithium Argentina will own 67% and 33%, respectively. The New JV will be modelled on the Cauchari-Olaroz joint venture including proportional ownership and funding, shared governance with clear decision rights, and pro-rata offtake allocation. Under the contemplated structure, Ganfeng will act as the lead technical partner and operator, incorporating its technical expertise for Direct Lithium Extraction (“DLE”) (as defined herein) and downstream processing, while Lithium Argentina will provide its strong upstream and local knowledge and bring expertise to support the permitting, in-country execution, and stakeholder engagement.

A Scoping Study (“Scoping Study”) for PPG completed in November 2025 outlines a phased development with initial 50,000 tpa of LCE increasing to 150,000 tpa using a hybrid DLE flowsheet that pre-concentrates brine in ponds, then selectively recovers lithium from concentrated brine before final purification and production of lithium carbonate. The technical approach aims to lower reagent and environmental intensity versus traditional processes and is expected to improve product consistency and quality, while reducing costs at a large production scale.

11 See the detailed scientific and technical information on Cauchari-Olaroz prepared in accordance with NI 43-101 (including mineral resources and reserves estimates prepared in accordance with CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014) and are also reported in accordance SK-1300. The estimates are supported by a technical report with an effective date of February 27, 2026 which was filed on SEDAR+ and with the SEC.

A technical report, prepared by Golder Associates (“Golder”), in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and Subpart 1300 of Regulation S-K (“SK 1300”), was filed. The technical report has an effective date of October 31, 2025.Unless otherwise indicated, all figures are in U.S. dollars and on a 100% basis.

Scoping Study Results - Summary12

Key Results
Operating Profile
Annual Production	150,000 tpa LCE
Annual Production – Stage 1	50,000 tpa LCE
Project life	30 years
Economic Parameters[13]
Lithium Carbonate Price	$18,000 / t
NPV8%	$8.1 B
NPV10%	$5.8 B
IRR	32.7%
Payback	7 years
Financial Metrics
Capital Costs	$3.3 B
Capital Costs – Stage 1	$1.1 B
Operating Costs	$5,027 / t
Sustaining Capex	$324 / t

The Secretariat of Mining and Energy of the Province of Salta, Argentina, issued the Environmental Impact Statement, Declaración de Impacto Ambiental, (“DIA”) for Stage 1 of the PPG Project, closing a 14-month review of the project and the technology. The project has submitted its application to seek eligibility under Argentina’s Régimen de Incentivo para Grandes Inversiones (“RIGI”) framework to enhance fiscal stability and long-term competitiveness.

The partners are jointly pursuing financing options, including collaboration with potential partners and strategic partners for offtake and minority ownership interests.

12 All dollar figures are in United States dollars and are on a 100% basis unless otherwise indicated. Canadian investors should review NI 43-101 technical report entitled “Technical Report Scoping Study at the PPG Salar, Salta Province, Argentina” with an effective date of October 31, 2025, available on SEDAR+. An S-K 1300 Technical Report Scoping Study Report at the PPG Salars, Salta Province, Argentina is also available on EDGAR.

13 After-tax economic results.

FINANCIAL INFORMATION OF EXAR (on a 100% basis)14

The following is the condensed financial information of Exar on a 100% basis, as amended to reflect the Company’s accounting policies. The Company holds a 44.8% economic interest in Exar and accounts for its interest using the equity method of accounting. Accordingly, the recorded results and financial position of Exar are included in a single line item in the Company’s consolidated statements of comprehensive loss and financial position, respectively.

	Years ended December 31,
Exar Condensed Statement of Comprehensive Income	2025	2024	2023
(100% basis unless otherwise indicated)	$	$	$
Sales	271.5	197.7	34.5
Cost of sales	(238.5)	(178.0)	(27.8)
Gross profit	33.0	19.7	6.7

Selling and distribution expenses	(20.6)	(13.5)	(1.8)
Administrative and other expenses	(11.0)	(8.3)	(5.3)
Finance costs	(138.6)	(36.2)	-
Foreign exchange (loss)/gain	(9.7)	85.9	-
Derivative gain/(loss)	89.9	(3.7)	254.5
Other income/(expense)	3.6	(3.9)	-
Deferred tax recovery/ (expense)	14.6	(72.8)	(124.6)
Net (loss)/income	(38.8)	(32.8)	129.5

Revenue and Gross Profit

▪
Sales increased 37% to $271.5 million in 2025 (2024 – $197.7 million), primarily driven by a 33% increase in sales volumes, with modestly higher realized prices.
▪
Gross profit increased to $33.0 million (2024 – $19.7 million), with gross margin improving to 12.1% from 10.0%, reflecting improved pricing and operating efficiencies as production increased.

Net Loss

▪
Net loss was $38.8 million (2024 – $32.8 million).
▪
Exar’s cost of sales for the year ended December 31, 2025, includes depreciation of $54.3 million (2024 – $20.2 million).

14 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%

Exar Condensed Balance Sheet	December 31, 2025	December 31, 2024
(100% basis unless otherwise indicated)	$	$
Current assets:
Cash and cash equivalents	70.7	11.2
Short-term investments	16.0	-
Other current assets	344.5	301.2
Total current assets	431.3	312.4
Non-current assets	1,409.3	1,480.0
Current liabilities:
Third-party loans	(242.9)	(161.1)
Loans from Exar Capital	-	(584.5)
Derivative liability on loans from Exar Capital	-	(53.2)
Other current liabilities	(61.6)	(72.8)
Non-current liabilities:
Third-party loans	(49.8)	(49.3)
Loans from Exar Capital	(911.3)	(455.8)
Loans from PGCo	(71.5)	(67.4)
Derivative liability on loans from Exar Capital and PGCo	(10.6)	(47.4)
Other non-current liabilities	(90.6)	(89.0)
Net assets	402.3	211.9

Financial Position

▪
Net assets increased to $402.3 million at December 31, 2025 (2024 – $211.9 million), primarily reflecting a debt-to-equity restructuring of intercompany loans during the year.
▪
Current assets increased to $431.3 million (2024 – $312.4 million), mainly due to higher cash, short-term investments, trade receivables, prepayments and inventory as operations scaled.
▪
Cash and short-term investments totaled $86.7 million (2024 – $11.2 million).
▪
Third-party loans totaled $292.7 million, reflecting external financing drawn during 2025.
▪
Third-party net debt totaled $206.0 million (2024 – $199.2 million)
▪
Shareholder loans from Exar Capital, representing historical source of funding, totaled $911.3 million.

Non-IFRS Measures – Cauchari-Olaroz (on 100% basis)

Metric	Q4-25	Q4-24%		FY-25	FY-24%
Production (tonnes)	9,685	8,565	+13%	34,100[15]	25,471	+34%
Avg Sales Price ($/t)	9,049	7,118	+27%	8,014	7,800	+3%
Revenue ($M)	91.5	66.8	+37%	271.5	197.7	+37%
Operating Costs ($M)	48.7	60.6	-20%	203.6	201.0	+1%
C1 Cash Cost ($/t)	5,618	6,630	-15%	6,108	7,131	-14%
Net Income ($M)	31.2	(0.5)	n/a	(38.8)	(32.8)	-18%
EBITDA ($M)	68.3	91.9	-26%	139.4	96.4	+45%
Adjusted EBITDA ($M)	30.4	6.0	+407%	55.6	18.1	+207%

Note: C1 Cash Costs, EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to section Non-IFRS and Other Financial Measures.

15 Approximately 34,100 tonnes of lithium carbonate production is inclusive of 359 tonnes of lithium carbonate equivalent from lithium chloride.

Operational Performance (Non-IFRS Measures) 16

▪
Adjusted EBITDA increased to $55.6 million in 2025 (2024 – $18.1 million), reflecting higher production volumes and improved operating efficiency.
▪
Q4 2025 Adjusted EBITDA was $30.4 million, compared to $6.0 million in Q4 2024.
▪
Q4 revenue increased 37% year-over-year to $91.5 million, driven by higher volumes and stronger realized prices.
▪
C1 cash costs decreased to $5,618 per tonne in Q4 2025 (15% lower year-over-year) and $6,108 per tonne for FY 2025 (14% lower year-over-year).
▪
Q4 operating costs decreased 20% year-over-year to $48.7 million, despite higher production levels.

Exar Shareholder Loans Restructuring

During the year ended December 31, 2025, as part of a restructuring of loans (the “Restructuring”), the Company and Ganfeng amended and restated loan agreements relating to loans advanced to Exar Capital. Concurrently, Exar Capital amended and restated agreements relating to the loans advanced to Exar (collectively, the “Amendments”), revising interest rates to market levels effective for fiscal year 2025 and subsequent periods and extending the maturity dates, with revised maturity dates ranging from 2028 to 2035. These modifications were treated as an extinguishment of the existing loans and the recognition of new loans at market rates of interest.

As part of the Restructuring, on August 27, 2025, Exar Capital assigned certain loan receivables from Exar to the Company and Ganfeng in exchange for the cancellation of a portion of the loans outstanding from Exar Capital to the Company and Ganfeng. The total carrying value of the loans assigned was $208.1 million, of which the Company’s portion was $101.9 million. In exchange, the Company cancelled loans owed by Exar Capital with a carrying value of $99.4 million. The assigned loans receivable from Exar were subsequently settled through a capital contribution by the Company and Ganfeng to Exar. As such, during the year ended December 31, 2025, loans from Exar Capital decreased due to the capitalization of certain loans into Exar’s equity by the Company and Ganfeng, partially offset by accrued interest.

Exar’s Third Party Debt

As of December 31, 2025, Exar’s outstanding third-party debt, including accrued interest, amounted to $292.7 million at the official foreign exchange rate (2024 – $210.4 million), while its cash balance and short-term investments were $86.7 million (2024 – $11.2 million), resulting in third-party net debt of $206.0 million (2024 – $199.2 million). The Company’s proportionate share of this net debt was $100.9 million.

Exar’s debt includes $50 million of bonds issued in Argentina in November 2024, bearing interest at 8% per annum, payable semi-annually. The bonds mature in two tranches in May and November 2027, and the proceeds were used to repay Exar’s short-term debt.

16 Refer to section titled “Non-IFRS and Other Financial Measures” below.

As of December 31, 2025, the remaining $242.7 million of debt was scheduled to mature within the next 12 months. In 2025 the Company and Ganfeng have negotiated an extension for $100 million of this amount to the end of 2027, which has been approved by the regulatory authority. The loan is secured by a standby letter of credit provided by Ganfeng. As the standby letter of credit was issued for a standard one-year term, the loan was structured with a one-year maturity to align with the term of the standby letter. Upon extension of the related standby letter of credit, the loan is automatically rolled over for another year of the remainder of the three-year term.

Accordingly, together with the bonds, approximately $150.0 million of third-party debt was refinanced into long-term debt, with the remaining $142.7 million due within the next 12 months. The remaining $142.7 million includes the $120 million in bank debt facilities closed in Q2 2025 and fully drawn in Q3 2025 to refinance maturing short-term loans and for other purposes. These facilities were competitively priced at an approximate rate of SOFR plus 2.5%, including fees, reflecting Exar’s ability to access credit on favorable terms. The Company continues to work with Ganfeng to pursue additional long-term financing options as lending conditions in Argentina improve, supporting Exar’s longer-term growth plans.

SELECTED FINANCIAL INFORMATION OF THE COMPANY

Liquidity and Going Concern

As at December 31, 2025, the Company had cash and cash equivalents of $61.1 million (2024 – $85.5 million) and equity-settleable convertible notes with a face value of $259 million due on January 15, 2027. Subsequent to December 31, 2025, the Company’s 44.8% owned operating project, Cauchari-Olaroz held through its equity stake in Exar, distributed $41.8 million to Lithium Argentina. In addition, subsequent to year-end, the Company entered into a six-year $130,000 debt facility with Ganfeng bearing interest at SOFR plus 2.5% (the “Debt Facility”).

Subsequent to year-end, realized lithium carbonate prices increased to an average of approximately $17,000 per tonne in January and February 2026. For year 2026, Cauchari-Olaroz is expected to produce between 35,000 and 40,000 tonnes of lithium carbonate on a 100% basis and generate significant operational cash flow. In accordance with shareholder agreement that regulates governance of Cauchari-Olaroz, any excess cash flow (as defined in the shareholder agreement), from Cauchari-Olaroz is distributed among the Company and Ganfeng until a joint decision on any expansion plan is finalized.

The Company expects distributions from Cauchari-Olaroz to be sufficient to service the current portion of its long-term debt. However, its ability to maintain normal operations and meet these obligations ultimately depends on generating and repatriating sufficient cash flows from lithium carbonate production at Cauchari-Olaroz, or alternatively, securing additional financing.

The significance of the assumptions underlying the forecast cash flows from Cauchari-Olaroz, the amount and timing of distribution of the cash flow to the Company and the requirement to satisfy the current portion of long-term debt, gives rise to material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Company’s ability to continue as a going concern. Although the Company has been successful in obtaining distribution of cash flow from Cauchari-Olaroz and obtaining financing in the past, there can be no assurance that it will be able to distribute sufficient additional cash flow and obtain adequate financing in the future or that such financing will be available on terms acceptable to the Company.

If the Company is unable to continue as a going concern, material adjustments to the recoverability and amounts of assets and liabilities, the reported expenses, and the balance sheet classifications of assets and liabilities may be required. The Company's consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Quarterly Information

Selected consolidated financial information is as follows:

	2025				2024
(in US$ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total assets	1,099.8	1,078.7	1,141.1	1,130.8	1,131.2	1,121.8	1,046.1	1,046.1
Property, plant and equipment	9.4	8.9	9.0	8.8	9.0	9.1	9.6	9.8
Current assets	84.7	84.6	132.1	133.1	117.4	111.8	112.3	98.8
Total liabilities	(282.8)	(251.7)	(252.8)	(242.5)	(240.3)	(228.1)	(222.1)	(226.0)
Income/(expenses)	4.6	(60.4)	(11.0)	(10.7)	(9.2)	(8.8)	(21.5)	(20.8)
Net (loss)/income	(1.1)	(64.5)	(4.1)	(7.2)	(4.8)	(2.4)	2.2	(10.2)

Notes: Quarterly amounts added together may not equal to the total reported for the period due to rounding.

Discussion of Quarterly Trends

▪
Q4 2025: Total assets increased due to accrued interest on loans to Exar and Exar Capital, higher receivables from lithium carbonate sales, and the Company’s share of gain from the Cauchari-Olaroz project of $13.7 million, which increased the carrying amount of investment in Cauchari. Total liabilities increased primarily due to a higher payable balance for lithium carbonate purchases, PGCo’s shareholder liability to Ganfeng of $12.9 million resulting from the PGCo share premium reduction transaction, and accrued interest on the Convertible Notes.
▪
Q3 2025: Total assets decreased primarily due to the Company’s share of loss from the Cauchari-Olaroz project of $52.5 million, which reduced the carrying amount of the investment in Exar. During the quarter, as part of the Restructuring, certain loans from Exar Capital were assigned and subsequently capitalized into Exar’s equity by the Company and Ganfeng. The capitalization increased the investment balance but also resulted in the recognition of previously unrecognized losses from 2024, leading to a net reduction in total assets. Lower cash balances and reduced receivables from lithium carbonate sales further contributed to the decrease, partially offset by accrued interest on loans to Exar and Exar Capital.

Total liabilities decreased mainly due to the derecognition of the deferred tax liability and lower payables to Exar, partially offset by accrued interest on the Convertible Notes.

▪
Q2 2025: Total assets increased due to accrued interest on loans to Exar and Exar Capital and higher receivables from lithium carbonate sales, offset by lower cash. Liabilities rose from interest accruals on Convertible Notes and increased payables to Exar.
▪
Q1 2025: Total assets declined mainly due to operating cash outflows, partially offset by interest receivables and increased trade receivables. Liabilities rose from Convertible Notes interest, partly offset by lower payables.
▪
Q4 2024: Growth in total assets was driven by accrued interest on loans to Exar Capital and higher lithium receivables, offset by reduced cash balances. Liabilities increased due to higher Convertible Notes interest and Exar payables.
▪
Q3 2024: PGCo, previously wholly owned, issued 14.9% of its shares to Ganfeng for $70.0 million. PGCo loaned $65.0 million to Exar, funded from this transaction. Liabilities increased primarily due to Convertible Notes interest and Exar payables.
▪
Q2 2024: Total assets were flat. Liabilities decreased by $3.9 million, driven by a $10.7 million reduction in deferred tax liabilities due to inflation adjustments on the Pastos Grandes tax base, partially offset by higher payables to Exar.

▪
Q1 2024: Decrease in assets was driven by cash used in operations and a reduction in investment in Cauchari-Olaroz based on the Company’s share of results. This was offset by increased loans to Exar Capital. Liabilities were generally stable.

Total assets include the Company’s equity interest in the Cauchari-Olaroz project of $93.4 million and loans of $379.8 million as of December 31, 2025, comprising $308.3 million through Exar Capital and $71.5 million to Exar through PGCo (including accrued interest). Exar Capital, in turn, had an outstanding balance of $911.3 million owed by Exar.

Subsequent to year-end, in February 2026, Exar fully repaid the loan outstanding to PGCo, including accrued interest, in the amount of $72.1 million.

Results of Operations

Year Ended December 31, 2025 ("YE 2025"), versus Year Ended December 31, 2024 ("YE 2024")

Financial results	Years Ended December 31,		Change
(in US$ million)	2025	2024
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(6.7)	(10.1)	3.4
General and administrative	(15.7)	(14.7)	(1.0)
Share based compensation	(15.0)	(7.2)	(7.8)
Share of loss of Cauchari-Olaroz Project	(39.8)	(28.2)	(11.6)
Share of loss of Sal de la Puna Project	(0.3)	(0.2)	(0.1)
	(77.5)	(60.4)	(17.1)

Transaction costs	(4.0)	(6.8)	2.8
(Loss)/gain on financial instruments measured at fair value	(2.4)	12.5	(14.9)
Finance and other costs	(31.9)	(25.2)	(6.7)
Foreign exchange (loss)/gain	(0.7)	2.2	(2.9)
Loss from JEMSE receivable	(9.3)	-	(9.3)
Finance and other income	49.4	51.8	(2.4)
	1.1	34.5	(33.4)

LOSS FROM CONTINUING OPERATIONS BEFORE TAXES	(76.4)	(25.9)	(50.5)

Current tax expense	(0.0)	-	(0.0)
Deferred tax (expense)/recovery	(0.4)	10.7	(11.1)

NET LOSS	(76.8)	(15.2)	(61.7)

The Company reported a net loss of $76.8 million for the year ended December 31, 2025, compared to a net loss of $15.2 million for the year ended December 31, 2024. The higher loss was primarily driven by:

▪
a higher share of loss from Cauchari-Olaroz of $39.8 million in 2025 (2024 – $28.2 million). The current period share of loss comprises $13.7 million of current year losses and $26.1 million of previously unrecognized losses from 2024, which were recognized following the capitalization of loans as part of the investment in Exar;
▪
a loss on financial instruments of $2.4 million in 2025, compared to a gain of $12.5 million in 2024, represents the loss arising from the change in fair value of the derivative liability related to the Convertible Notes, primarily due to the increase in the Company’s share price;
▪
a deferred tax expense of $0.4 million in 2025 compared to a deferred tax recovery of $10.7 million in 2024;

▪
higher non-cash share based compensation expense of $15.0 million (2024 – $7.2 million), reflecting the timing and fair value of equity awards granted;
▪
a loss from the JEMSE receivable of $9.3 million (2024 - $nil). This comprised $3.4 million related to the previous JEMSE receivable, reflecting an adjustment to its carrying value based on revised cash flow estimates prior to the 2025 debt restructuring, and $5.9 million related to an additional JEMSE receivable recognized as part of the 2025 debt restructuring. The additional receivable was recorded at a fair value of $2.8 million, and the Company reduced its investment by $8.7 million, resulting in the $5.9 million loss; and
▪
a foreign exchange loss of $0.7 million (2024 – gain of $2.2 million).

These were partially offset by:

▪
lower transaction costs of $4.0 million in 2025, representing expenditures related to the Continuation and New JV transactions (2024 - $6.8 million); and
▪
reduced exploration and evaluation expenditures of $6.7 million (2024 – $10.1 million), reflecting reduced project activity and Company-wide cost control initiatives.

Purchases and sales of lithium carbonate

During the year ended December 31, 2025, the Company was entitled to purchase its 49% share of Exar’s lithium carbonate production shipped during the period and, pursuant to its offtake agreements, sell that volume to Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd.

Based on its principal versus agent assessment, the Company concluded that it acted as an agent in these transactions, as control of the lithium carbonate did not transfer to the Company prior to transfer to the end customers and the Company was not exposed to inventory or price risk. Accordingly, the Company did not recognize revenue or cost of sales in respect of these transactions.

As at December 31, 2025, the Company had a payable of $25.5 million to Exar for lithium carbonate purchases and receivables totaling $23.2 million from Ganfeng for lithium carbonate sales, as disclosed on the statement of financial position. The net payable balance reflects timing differences in payments at year end.

Expenses

▪
Exploration and evaluation expenditures: $6.7 million (2024 – $10.1 million), primarily related to Pastos Grandes, reflecting lower activity and cost reduction efforts.
▪
Share based compensation: $15.0 million (2024 – $7.2 million), a non-cash expense related to restricted share units (“RSUs”), performance share units (“PSUs”), and stock options. The increase reflects the higher number and fair value of awards granted during the year.
o
General and administrative expenses: $15.7 million (2024 – $14.7 million), including:
o
Salaries and benefits: $8.5 million (2024 – $6.0 million).
o
Professional fees: $3.3 million (2024 – $3.6 million).
o
Office and administrative expenses: $2.3 million (2024 – $2.8 million).

Other Items

▪
Loss on financial instruments: $2.4 million (2024 – gain of $12.5 million), arising from the fair value remeasurement of the Convertible Notes derivative liability. The fair value of the derivative as at December 31, 2025, was estimated using a partial differential equation method with Monte Carlo simulation, with the following inputs: volatility of 75.0%, share price of $5.58, a risk-free rate of 3.48%, an expected dividend of 0%, and a credit spread of 7.25%. The loss primarily reflects an increase in the Company’s share price from $2.62 as at December 31, 2024, to $5.58 as at December 31, 2025 and an increase in the volatility from 61.15% as at December 31, 2024 to 75.0% as at December 31, 2025.
▪
Finance and other income: $49.4 million (2024 – $51.8 million), including:
o
Interest from Exar Capital: $39.9 million.
o
Interest from PGCo loans to Exar: $5.9 million.
o
Interest on cash and deposits: $2.8 million (2024 – $4.2 million), with the decrease primarily due to lower cash balances and interest rates during the period.
▪
Finance and other costs: $31.9 million (2024 – $25.2 million), primarily representing interest on Convertible Notes.
▪
Transaction costs: $4.0 million (2024 – $6.8 million), mainly related to the Continuation, and New JV transactions.

Year Ended December 31, 2024 ("YE 2024"), versus Year Ended December 31, 2023 ("YE 2023")

Financial results	Years Ended December 31,		Change
(in US$ million)	2024	2023
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(10.1)	(21.2)	11.1
General and administrative	(14.7)	(21.4)	6.7
Share based compensation	(7.2)	(8.4)	1.2
Share of (loss)/income of Cauchari-Olaroz Project	(28.2)	16.2	(44.4)
Share of loss of Arena Minerals	-	(0.7)	0.7
Share of loss of Sal de la Puna Project	(0.2)	(0.9)	0.7
	(60.4)	(36.4)	(24.0)

Transaction costs	(6.8)	(7.6)	0.8
Gain on financial instruments measured at fair value	12.5	22.4	(9.9)
Finance costs	(25.2)	(22.7)	(2.5)
Foreign exchange gain	2.2	19.6	(17.4)
Finance and other income	51.8	52.9	(1.1)
	34.5	64.6	(30.1)

(LOSS)/INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	(25.9)	28.2	(54.1)

Tax recovery/(expense)	10.7	(10.7)	21.4

(LOSS)/INCOME FROM CONTINUING OPERATIONS	(15.2)	17.5	(32.7)

INCOME FROM DISCONTINUED OPERATIONS	-	1,270.8	(1,270.8)

NET (LOSS)/INCOME	(15.2)	1,288.3	(1,303.5)

The net loss for the year ended December 31, 2024 of $15.2 million, compared to net income of $1,288.3 million in 2023, was primarily attributable to:

▪
recognition of a $28.2 million share of the loss from Cauchari-Olaroz during the year ended December 31, 2024, versus a $16.2 million income in 2023. The Company’s share of the loss from the Cauchari-Olaroz Operation in 2024 was primarily due to a derivative loss caused by the foreign exchange revaluation of intercompany loans and deferred tax expense. Since the Company’s share of Exar’s loss for the year 2024 exceeded the carrying value of its investment in Exar, the Company recognized its share of the loss up to the point at which the carrying value of the investment in Exar was reduced to $nil. The unrecognized share of Exar’s losses as of December 31, 2024, was $26.1 million;
▪
lower gain on the change in fair value of financial instruments, with a gain of $12.5 million in 2024, compared to a gain of $22.4 million in 2023, primarily due to a smaller reduction in the Company’s share price in 2024;
▪
lower FX gain of $2.2 million in 2024, versus a gain of $19.6 million in 2023, primarily due to fewer blue-chip swap transactions and lower margin on funds transferred to Argentina;
▪
lower finance income from interest earned on cash investments with financial institutions; and
▪
income from discontinued operations of $1,270.8 million in 2023, versus no income/loss in 2024. Income from discontinued operations in 2023 was primarily attributable to the recognition of a $1,267.5 million gain on the distribution of the Company’s North American business to shareholders pursuant to a statutory plan of arrangement (the “Separation”), partially offset by Thacker Pass exploration expenditures, general and administrative expenses, Share based compensation expense, and transaction costs.

On October 3, 2023, the Company completed the Separation, pursuant to which the former Lithium Americas Corp. was divided into two independent publicly traded companies: Lithium Argentina and Lithium Americas Corp. (“Lithium Americas (NewCo)”). Under the arrangement, the Company transferred its North American business, including the Thacker Pass Project and $275.5 million of cash, to Lithium Americas (NewCo).

These were partially offset by:

▪
recognition of a deferred tax recovery of $10.7 million in 2024, due to inflation adjustments on the tax basis of the Pastos Grandes assets in Argentina, partially offset by the weakening of the Argentine Peso against the US dollar on the tax basis of the Pastos Grandes assets;
▪
lower exploration and evaluation expenditures, as well as general and administrative expenses, in 2024 compared to 2023, reflecting decreased activity levels and the impact of a cost reduction program; and
▪
lower transaction costs during the year ended December 31, 2024, totaling $6.8 million, primarily attributable to the Continuation, with a smaller portion attributable to the Separation, compared to $7.6 million in the comparative period, which were related to the Separation.

Three months ended December 31, 2025 (“Q4 2025”), versus Three months ended December 31, 2024 (“Q4 2024”)

Financial results	Three Months Ended December 31,		Change
(in US$ million)	2025	2024
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(1.4)	(2.5)	1.1
General and administrative	(4.3)	(4.1)	(0.2)
Share based compensation	(3.3)	(2.1)	(1.2)
Share of gain/(loss) of Cauchari-Olaroz Project	13.7	(0.4)	14.1
Share of loss of Sal de la Puna Project	(0.1)	(0.1)	0.0
	4.6	(9.2)	13.8
OTHER ITEMS
Transaction costs	(0.9)	(4.8)	3.9
(Loss)/gain on financial instruments measured at fair value	(2.5)	1.5	(4.0)
Finance and other costs	(9.8)	(6.6)	(3.2)
Foreign exchange (loss)/gain	(0.4)	0.3	(0.7)
Finance and other income	8.3	14.0	(5.7)
	(5.4)	4.4	(9.8)

INCOME/(LOSS) BEFORE TAXES	(0.8)	(4.8)	4.0

Current tax expense	(0.0)	-	(0.0)
Deferred tax expense	(0.4)	-	(0.4)

NET LOSS	(1.2)	(4.8)	3.6

The Company reported a net loss of $1.2 million for Q4 2025, compared to a net loss of $4.8 million for Q4 2024. The lower loss in Q4 2025 was primarily attributable to:

▪
a significantly higher share of gain from Cauchari-Olaroz of $13.7 million in Q4 2025 primarily due to a non-cash gain on change in fair value of the embedded derivative on loans from Exar Capital and PGCo, compared to a share of loss of $0.4 million in Q4 2024; and
▪
lower transaction costs of $0.9 million in Q4 2025 (Q4 2024 – $4.8 million), primarily reflecting transaction activity related to the Continuation in Q4 2024.

These impacts were partially offset by:

▪
lower finance and other income of $8.3 million (Q4 2024 – $14.0 million), primarily reflecting reduced interest income on loans advanced to Exar Capital due to the capitalization of certain loans into equity during the year, as well as lower interest earned on cash balances;
▪
loss on financial instruments of $2.5 million (Q4 2024 – gain of $1.5 million), arising from the fair value remeasurement of the Convertible Notes derivative liability, primarily driven by an increase in the Company’s share price and higher share price volatility; and
▪
higher finance and other costs, mainly due to interest accrued on the Convertible Notes

Three Months Ended December 31, 2024 (“Q4 2024”), versus Three Months Ended December 31, 2023 (“Q4 2023”)

Financial results	Three Months Ended December 31,		Change
(in US$ million)	2024	2023
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(2.5)	(11.2)	8.7
General and administrative	(4.1)	(9.4)	5.5
Share based compensation	(2.1)	(5.7)	3.6
Share of (loss)/income of Cauchari-Olaroz Project	(0.4)	21.2	(21.6)
Share of loss of Arena Minerals	-	-	-
Share of loss of Sal de la Puna Project	(0.1)	(0.5)	0.4
	(9.2)	(5.6)	(3.6)
OTHER ITEMS
Transaction costs	(4.8)	(2.7)	(2.1)
Gain/(loss) on financial instruments measured at fair value	1.5	(0.2)	1.7
Finance costs	(6.6)	(5.9)	(0.7)
Foreign exchange gain	0.3	12.6	(12.3)
Finance and other income	14.0	11.4	2.6
	4.4	15.2	(10.8)

(LOSS)/INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	(4.8)	9.6	(14.4)

Tax expense	-	(10.7)	10.7

LOSS FROM CONTINUING OPERATIONS	(4.8)	(1.1)	(3.7)

INCOME FROM DISCONTINUED OPERATIONS	-	1,263.4	(1,263.4)

NET (LOSS)/INCOME	(4.8)	1,262.3	(1,267.1)

The Company reported a net loss of $4.8 million in Q4 2024, compared to net income of $1,262.3 million in Q4 2023. The change was primarily attributable to:

▪
recognition of a $0.4 million share of the loss from Cauchari-Olaroz in Q4 2024, versus a $21.2 million income in Q4 2023. As the Company’s share of Exar’s loss for 2024 exceeded the carrying value of its investment in Exar, losses were recognized only to the extent that the carrying value of the investment was reduced to $nil. The unrecognized share of Exar’s losses as of December 31, 2024 was $26.1 million;
▪
higher transaction costs of $4.8 million in Q4 2024, primarily related to the Continuation, compared to $2.7 million in Q4 2023;
▪
lower foreign exchange gain of $0.3 million in Q4 2024, compared to $12.6 million in Q4 2023, primarily due to fewer blue-chip swap transactions and lower margins on funds transferred to Argentina; and
▪
income from discontinued operations of $1,263.4 million in Q4 2023, compared to no income or loss from discontinued operations in Q4 2024. Income from discontinued operations in Q4 2023 was primarily attributable to the gain recognized on the distribution of assets to shareholders pursuant to the Separation.

These factors were partially offset by:

▪
lower exploration and evaluation expenditures related to consulting and salaries, drilling, and field supplies, reflecting decreased activity levels and cost reduction initiatives at Pastos Grandes and Antofalla;

▪
lower general and administrative expenses of $4.1 million in Q4 2024, compared to $9.4 million in Q4 2023, reflecting Company-wide cost reduction measures;
▪
lower Share based compensation expense of $2.1 million in Q4 2024, compared to $5.7 million in Q4 2023;
▪
higher finance income from interest income earned on the Company’s loans to Exar Capital and Exar in Q4 2024, compared to Q4 2023; and
▪
recognition of deferred tax expense of $10.7 million in Q4 2023, primarily due to the significant weakening of the Argentine Peso against the US dollar.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Years Ended December 31,
(in US$ million)	2025	2024	2023
	$	$	$
Net cash used in operating activities	(30.0)	(21.8)	(59.0)
Net cash provided/(used) in investing activities	6.3	(85.9)	(39.1)
Net cash (used)/provided by financing activities	(0.3)	68.8	12.1
Effect of foreign exchange on cash	(0.4)	2.1	13.8
Change in cash and cash equivalents	(24.4)	(36.8)	(72.2)
Cash and cash equivalents - beginning of the period	85.5	122.3	194.5
Cash and cash equivalents - end of the period	61.1	85.5	122.3

As at December 31, 2025, the Company had cash and cash equivalents of $61.1 million.

The Company expects that its existing cash balance, proceeds from operations, and other sources of financing will provide sufficient resources to fund the planned expenditures at Pastos Grandes, Sal de la Puna, its share of Cauchari-Olaroz planned expenditures, as well as general and administrative costs and other obligations (refer to section “Liquidity and going concern” above).

The timing and amount of expenditures for Pastos Grandes are within the Company’s control due to its controlling interests in the project. However, pursuant to the agreements governing Cauchari-Olaroz and Sal de la Puna, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects’ co-owner, Ganfeng.

The Company’s capital resources are driven by the status of its assets, the operation at Cauchari-Olaroz, and its ability to secure investor support for its initiative.

In the long-term, the Company expects to meet its obligations and fund the development of its projects through the financing plans described above. However, given the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company is not aware of any trends, demands, commitments, events, or uncertainties that are likely to materially affect its liquidity and capital resources, either positively or negatively, in the near or foreseeable future. The Company does not engage in currency hedging to mitigate any risks related to currency fluctuations.

Operating Activities

Cash used in operating activities for the year ended December 31, 2025, was $30.0 million (2024 – $21.8 million). The significant components of operating activities are discussed in the “Results of Operations” section above.

Investing Activities

Cash provided by investing activities for the year ended December 31, 2025, was $6.3 million (2024 – $85.9 million cash used in investing activities).

During the year ended December 31, 2025, the Company received a partial repayment of its outstanding loan to Exar Capital totaling $3.9 million. Additionally, the Company received $3.0 million from the sale of Cauchari East mineral rights to the Cauchari-Olaroz project, which was partially offset by a $0.4 million contribution to its investment in Sal de la Puna and $0.2 million in capital expenditures, including additions to exploration and evaluation assets.

Financing Activities

Equity-settleable Convertible Notes

On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes,” “Equity-settleable Convertible Notes,” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million.

Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation and a second supplemental indenture to reflect the effects of the Continuation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into shares of the Company during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 shares per $1,000 principal amount of the Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.

The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions (as disclosed in Note 13 of YE 2025 financials) that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A are as follows:

Shares issued and outstanding	163.8 million
Restricted Share Units (RSUs)	7.8 million
Deferred Share Units (DSUs)	1.1 million
Stock Options	2.6 million
Performance Share Units (PSUs)	0.1 million
Shares, fully diluted	175.4 million

RELATED PARTY TRANSACTIONS

Any transactions between the Company with Exar, Exar Capital, and Sal de la Puna are considered related party transactions (refer Note 6, 7, 8 and 9 of the YE 2025 financial statements).

Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its director, who is also a director of Lithium Argentina:

▪
Option agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer of title to certain mining properties that form part of Cauchari-Olaroz.
▪
Expenditures under a construction services contract for Cauchari-Olaroz with Magna Construcciones S.R.L. (“Magna”) were $0.05 million for the year ended December 31, 2025 (on a 100% basis).
▪
Service agreement with a consortium 49% owned by Magna, entered into in Q1 2022, for the servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, with total consideration of $68 million (excluding VAT). During the year ended December 31, 2025, Exar spent $19.9 million (excluding VAT) on the servicing of the evaporation ponds at Cauchari-Olaroz.
▪
As at December 31, 2025, Minera Exar had trade payables to Exar Capital of $28.6 million (2024 – $33.3 million) representing amounts paid by Exar Capital for the purchase of certain materials and supplies on behalf of Minera Exar amounting to $41.5 million (2024 – $33.3 million). These transactions are settled by Minera Exar upon delivery of the goods and receipt of supplier documentation.
▪
As of December 31, 2025, Exar’s outstanding third-party debt, including accrued interest, amounted to $292.7 million (2024 - $210.4 million), while its cash balance and short-term investments were $86.9 million (2024 - $11.2 million). The total debt includes approximately $220.0 million in loans from major international banks, secured by guarantees and standby letters of credit arranged by Ganfeng, which are due within twelve months from December 31, 2025. The Company has provided a guarantee to Ganfeng for its 49% share, amounting to $107.8 million, in respect of these loans. No amount has been recognized by the Company in respect of this guarantee as at December 31, 2025.

Compensation of Key Management

The Company’s key management consists of the executive management team, who supervise day-to-day operations, and independent directors on the Company’s Board of Directors, who oversee management.

Their compensation was as follows:

	Years Ended December 31,
	2025	2024
	$	$
Share based compensation	14.2	7.4
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	3.7	2.6
Salaries, bonuses and benefits included in exploration expenditures	0.3	0.3
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	-	0.4
	18.2	10.7

	December 31, 2025	December 31, 2024
	$	$
Total due to directors	0.1	0.1

As of January 23, 2025, the Company entered into new employment contracts with certain members of the executive management team. These contracts were implemented to ensure compliance with Swiss law and include amendments to provisions related to termination and termination upon a change of control. In consideration for entering into these new employment agreements, the affected executive management team members were granted RSUs, with a total aggregate grant date fair value of $3.9 million for all impacted individuals.

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company will be entitled to 49% of the offtake, which would amount to approximately 19,600 tpa of lithium carbonate, assuming full capacity is achieved. The Company has entered into offtake agreements with both Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, remains uncommitted, except for limited residual rights available to Bangchak if production does not meet full capacity.

CONTRACTUAL OBLIGATIONS

As at December 31, 2025, the Company had the following contractual obligations on an undiscounted basis:

	Years ending December 31,
	2026	2027 and later	Total
	$	$	$
Convertible senior notes	4.5	261.0	265.5
Accounts payable and accrued liabilities	31.4	-	31.4
Obligations under office leases¹	0.3	0.5	0.8
Total	36.2	261.5	297.7

¹Include principal and interest/finance charges.

The Convertible Notes are classified as current liabilities as at December 31, 2025, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in shares, cash, or a combination thereof. The table above summarizes the contractual maturities as of December 31, 2025, with respect to the Convertible Notes, assuming that such conditions will not be satisfied before the due date.

The Company’s commitments related to royalties and other payments are disclosed in Note 12 of the YE 2025 financial statements filed on SEDAR+ and EDGAR, most of which will be incurred in the future if the Company continues to hold the subject property, proceeds with construction, or begins production.

NON-IFRS AND OTHER FINANCIAL MEASURES

Exar Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports Exar’s “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company’s cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs.

Total Cash Costs (C2) include all C1 costs, along with selling costs, export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

RECONCILIATION TO NON-GAAP MEASURES

(Exar on a 100% basis)		Three months ended December 31,			Twelve months ended December 31,
In USD millions (unless stated otherwise)		2025	2024	Change	2025	2024	Change
Cost of sales	M$	66	67	(1)	239	178	61
(-) Depreciation and inventory net realizable value adjustments	M$	(15)	(11)	(4)	(53)	(12)	(41)
(+) General & administration and sales logistics	M$	6	6	-	20	15	5
C1: Cash Operating Costs	M$	57	62	(5)	206	180	25
(+) Selling costs, duties and royalties	M$	4	3	1	10	7	3
C2: Total Cash Costs	M$	61	65	(4)	216	188	27
Li2CO3 Shipments (dry base)	tns	10,114	9,383	731	33,670	25,304	8,366
C1 Total Cash Operating Costs per tonne	$/tn	5,618	6,630	(1,012)	6,108	7,131	(1,023)
C2 Total Cash Costs per tonne	$/tn	6,011	6,881	(870)	6,407	7,413	(1,006)

Notes: Quarterly amounts added together may not equal to the total reported for the period due to rounding.

Exar EBITDA and Adjusted EBITDA

Lithium Argentina reports “Exar EBITDA” and “Exar Adjusted EBITDA” as supplemental non-GAAP operational measures. These measures are presented on a 100% Exar basis and do not represent amounts attributable to Lithium Argentina or its shareholders. Lithium Argentina accounts for its 44.8% interest in Exar using the equity method and accordingly recognizes only its proportionate share of Exar’s net income or loss as a single line item in its consolidated statements of operations. These non-GAAP measures do not have a standardized meaning under IFRS and may not be comparable to similar measures disclosed by other issuers.

Management presents these measures to provide investors and other stakeholders with additional insight into the operational performance of the asset in which Lithium Argentina holds its primary interest, and should be read in conjunction with the Company’s consolidated financial statements and Exar’s financial statements filed pursuant to Rule 3-09 of Regulation S-X, included as an exhibit to the Company's Annual Report on Form 20-F.

Exar EBITDA is defined as Exar’s net income (loss) before income tax expense (recovery), finance costs (net), and depreciation and amortization. Exar Adjusted EBITDA further excludes foreign exchange gains and losses, gains and losses arising from derivative liabilities, other income and expense items of a non-cash or non-operating nature. These adjustments reflect items that management considers to be outside the ordinary course of operations at the Cauchari-Olaroz project and that may obscure period-to-period and peer-to-peer comparability of operating results. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our significant equity investee in order to provide liquidity to fund its own needs and service its outstanding debt, as well as repay loans provided by Lithium Argentina and pay dividends.

(Exar on a 100% basis)		Three months ended			Twelve months ended
		December 31,			December 31,
In USD millions (unless stated otherwise)		2025	2024	Change	2025	2024	Change
Net income (loss)	M$	31.2	(0.5)	31.7	(38.8)	(32.8)	(6.0)
(-/+) Income tax (recovery)/expense	M$	(4.8)	41.7	(46.5)	(14.6)	72.8	(87.4)
(+) Finance costs, net	M$	26.5	36.2	(9.7)	138.5	36.2	102.3
(+) Depreciation and amortization	M$	15.4	14.5	0.9	54.3	20.2	34.1
EBITDA	M$	68.3	91.9	(23.6)	139.4	96.4	43.0
(+/–) FX losses/(gains)	M$	1.7	(85.9)	87.6	9.7	(85.9)	95.6
(–/+) Derivative (gains)/losses	M$	(38.7)	-	(38.7)	(89.9)	3.7	(93.6)
(-/+) Other (income)/loss	M$	(0.9)	-	(0.9)	(3.6)	3.9	(7.5)
Adjusted EBITDA	M$	30.4	6.0	24.4	55.6	18.1	37.5

Note: The reconciliation above has been prepared using financial information from Exar's audited annual financial statements prepared in accordance with IFRS and filed pursuant to Rule 3-09 of Regulation S-X, adjusted for certain reclassifications to conform with Lithium Argentina's presentation. Figures may not sum due to rounding.

Derivative gains and losses reflect fair value changes related to an embedded derivative within Exar’s USD-denominated related party loans, that are contractually required to be settled in Argentine Pesos using the Blue-Chip Swap (“BCS”) exchange rate. The fair value of this embedded derivative fluctuates with changes in the spread between the BCS rate and the official Argentine exchange rate. These amounts are excluded from Adjusted EBITDA because they reflect non-operating fair value movements associated with financing arrangements rather than the underlying operating performance of the Cauchari-Olaroz project.

Average realized lithium price

Lithium Argentina reports Exar’s average realized lithium price as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

FINANCIAL INSTRUMENTS

Measurement

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified within a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

Fair value hierarchy

Financial instruments
Convertible notes - embedded derivative	Level 2

The embedded derivative associated with the Convertible Notes is measured at fair value on a recurring basis and is classified within Level 2, as the valuation is based on observable market inputs, including the Company’s quoted share price, observable volatility, risk-free interest rates and market-derived credit spread. The long-term receivable from JEMSE is not measured at fair value on a recurring basis; however, its fair value is disclosed and classified within Level 3, as it is determined using unobservable inputs, including assumptions regarding the timing of future cash flows of Exar and the applicable discount rate.

The Company’s financial assets and financial liabilities measured at amortized cost include cash and cash equivalents, receivables from purchasers for lithium carbonate, loans to Exar Capital, loans to Exar, other receivables, accounts payable and accrued liabilities, payable to Exar for lithium carbonate purchases, PGCo shareholder liabilities – Ganfeng, and the debt host component of the Convertible Notes. As at December 31, 2025, the fair value of such financial instruments measured at amortized cost approximated their carrying value.

Risk

The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that risks are properly identified, monitored and managed, and that the Company maintains an appropriate capital base relative to its risk profile. The principal risks impacting the Company’s financial instruments are credit risk, liquidity risk and market risk.

Credit Risk

Credit risk refers to the potential for loss due to a counterparty’s inability to meet its financial obligations. The Company’s exposure to credit risk arises primarily from its cash and cash equivalents, receivables from purchasers of lithium carbonate, the long-term receivable from JEMSE, and loans advanced to Exar Capital and Exar.

The Company limits its exposure to credit losses on cash and cash equivalents by placing funds with major financial institutions and regularly monitoring their creditworthiness. As at December 31, 2025, the Company held its cash and cash equivalents with three financial institutions, enhancing diversification and liquidity management.

The Company actively monitors credit exposure to Exar and Exar Capital, which are related parties involved in the Cauchari-Olaroz Project. Management reviews their financial position regularly and, given the strategic nature of these relationships and the support from project partners, ensures that credit risk on these balances is maintained at acceptable levels.

As at December 31, 2025, the Company performed an expected credit loss assessment on its loans to Exar Capital and Exar. Based on this assessment, management concluded that expected credit losses were not significant and, accordingly, no impairment allowance was recognized. The Company also assessed credit risk associated with receivables outstanding at year end and determined that no material impairment was required, as a substantial portion of these receivables was settled subsequent to December 31, 2025.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to evaluate current and expected funding requirements under both normal and stressed conditions and to maintain sufficient cash and cash equivalent reserves to meet short-

and long-term obligations. The Company prepares annual budgets and forecasts, which are reviewed and updated regularly.

As at December 31, 2025, the Company had cash and cash equivalents of $61.1 million and receivables from purchasers of lithium carbonate of $23.2 million to settle current liabilities of $46.8 million. The Company’s equity-settleable Convertible Notes with a face value of $259 million are due in January, 2027.

For more about liquidity risk refer to Liquidity and Going Concern section above.

Market Risk

Market risk encompasses various risks, including those related to market prices, share price fluctuations, and currency movements, which can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results. The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), Swiss francs (“CHF”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at December 31, 2025, the Company did not hold significant amounts of cash and cash equivalents denominated in CDN$, ARS$, and CHF.

Estimation Uncertainty and Accounting policy judgments

Impairment of investments in associates and joint ventures

The application of the Company’s accounting policy for impairment assessment of its investments in associates and joint ventures requires significant judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz includes the Company’s equity-accounted investments in associates, Exar and Exar Capital, which are equity investees holding interests in the underlying Cauchari-Olaroz project. The Company’s interest in Sal de la Puna is considered a joint venture and is accounted for using the equity method.

Management’s assessment of whether objective evidence of impairment exists considers whether any events have impacted estimated future cash flows (loss events) or if there is any information regarding significant changes with an adverse effect on the investments in associates and joint ventures. These considerations include (i) significant financial difficulties of the associates and joint ventures; (ii) a breach of contract, such as default or delinquency in payments by the associates and joint ventures; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz or Sal de la Puna; or (iv) changes in significant assumptions that drive the valuation of the underlying Cauchari-Olaroz or Sal de la Puna, including forecasted commodity prices, reserve and resource estimates, and capital expenditure requirements. Management also considered relevant external indicators, including market conditions, lithium price trends, and country-specific and regulatory factors.

Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2025.

Impairment of Exploration and Evaluation Assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist, including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2025.

Accounting for Joint Arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control. Joint control exists only when decisions about the relevant activities (those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement where the parties with joint control have rights to the assets and are responsible for funding the liabilities related to the arrangement. The Company recognizes its share of the assets, liabilities, revenues, and expenses of a joint operation. A joint venture is a joint arrangement where the parties with joint control have rights to the net assets of the arrangement. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in Sal de la Puna is considered to be a joint venture and accounted for using the equity method.

Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the convertible notes embedded derivative liability required management to make significant estimates. Management exercises judgment in selecting the appropriate valuation method and in making estimates of specific model inputs based on conditions existing at the reporting date.

The valuation of the convertible note embedded derivatives was performed using a partial differential equation method with Monte Carlo simulation, which required significant assumptions, including expected volatility of traded instruments, credit spreads, and estimates related to other inputs.

Determination of Commercial Production for the Cauchari Olaroz project

Judgment is a requirement in determining whether a project’s assets are available for use (referred to as “commercial production”). In making this determination, management considers specific facts and circumstances, including, but not limited to, whether the product produced by the plant is saleable, the completion of a reasonable commissioning period, and the achievement of consistent operating results at a predetermined level of design capacity for a reasonable period of time.

Exar determined that commercial production was achieved at the Cauchari-Olaroz project as of October 1, 2024. As a result, the project’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024.

NEW IFRS PRONOUNCEMENTS

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals.

It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34.

IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financials Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financials Instruments. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features.

These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. Management has assessed the impact of these amendments and does not expect their adoption to have a material effect on the Company’s consolidated financial statements.

TECHNICAL INFORMATION AND QUALIFIED PERSON

The Scoping Study for PPG was prepared by James Wang of Golder and Frederik Reidel from Atacama Water, a “qualified persons” (“QPs”) as defined by National Instrument 43-101 – Standards of Disclosure for Minerals Projects and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company.

The scientific and technical information in this MD&A in respect of PPG has been reviewed and approved by the independent qualified persons (“QPs”) listed below, each of whom is a “qualified person” as defined in NI 43-101.

▪
James Wang, P.E., Director, Golder.
▪
Frederik Reidel, Managing Director, Atacama Water SpA.

Dr. Mark King was engaged as qualified person to prepare the 2026 Mineral Resource Estimate and 2026 Mineral Reserve Estimate, including the mineral resource and reserve estimation in brine for the Project in accordance with the guidelines for lithium brines set forth by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2012), National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and SK-1300.

The scientific and technical information in this MD&A in respect to the Updated Estimate has been reviewed and approved by the independent QPs listed below, each of whom is a “qualified person” as defined in NI 43-101.

▪
David Burga, P.Geo.
▪
Mark King, PhD PGeo., FGC

The scientific and technical information in this MD&A in respect of Cauchari-Olaroz has been reviewed and approved by David Burga, P.Geo., a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding required disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the SEC and the Canadian Securities Administrators, as at December 31, 2025. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were effective as at December 31, 2025.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at December 31, 2025, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has expressed its opinion in its report included with our annual consolidated financial statements for the financial year ended December 31, 2025.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the tax treatment of the Continuation; the expected operations, financial results and condition of the Company; the Company's future objectives and strategies to achieve those objectives, expected production for Cauchari-Olaroz; expected cost reductions per tonne; operation of Cauchari-Olaroz, including timing, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; the implementation of DLE technology at Cauchari-Olaroz; expected remaining funding commitments at the Cauchari-Olaroz Operation; expected timing of full capacity production at Cauchari-Olaroz and plans for additional production capacity; Stage 2 targeted production capacity; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s expectations with respect to meeting its funding obligations through its financing plans; expectations with respect to the sufficiency of current cash balances and other sources to fund planned expenditures; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Operation; successful operation of Cauchari-Olaroz under its co-ownership structure; ability to produce battery quality lithium products; the Company’s share of the expected capital expenditures for the construction of Cauchari-Olaroz; the formation of a New JV, including expectations regarding its advancement and benefits, the targeted production capacity, and the potential production of lithium chloride; the results of the Scoping Study, including, without limitation, expected mine life, production, capital and operating costs, IRR, NPV and other economic and operating parameters of PPG; financing of the New JV and development of PPG ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this MD&A is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

▪
current technological trends;
▪
a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects;
▪
ability of the Company to fund, advance and develop Cauchari-Olaroz and its other projects, and expected production and the timing thereof at Cauchari-Olaroz;
▪
ability of the Company to fund, advance and develop PPG;
▪
the successful operation of Cauchari-Olaroz under its co-ownership structure;
▪
ability of the Company to produce battery quality lithium products;
▪
the Company’s ability to operate in a safe and effective manner;
▪
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
▪
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
▪
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
▪
general economic, geopolitical, and political conditions;
▪
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪
regulatory, and political matters that may influence or be influenced by future events or conditions;
▪
local and global political and economic conditions;
▪
governmental and regulatory requirements and actions by governmental authorities, including changes in government policies;
▪
stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
▪
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
▪
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
▪
estimates of and unpredictable changes to the market prices for lithium products;

▪
development and ramp up costs for the Cauchari-Olaroz operation, and costs for any additional exploration work at the operation;
▪
uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
▪
reliability of technical data;
▪
anticipated timing and results of exploration, development and construction activities;
▪
discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all;
▪
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
▪
the impacts of pandemics and geopolitical issues on the Company’s business;
▪
the impact of inflation and other economic conditions on the Company’s business and global markets;
▪
ability to repay or refinance debt as it comes due; and
▪
accuracy of development budget and construction estimates.

Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s Form 20-F and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the latest Form 20-F, this MD&A and other public filings. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks relating to tariff wars, including but not limited to their impact on stock markets, interest rates, the availability of financing, commodity markets, supply chains, equipment and construction; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties with respect to the formation of the New JV, the development of PPG and the expected economics of PPG; risk that the Company may not be able to file the RIGI application and obtain the anticipated benefits therefrom as anticipated, or at all; risk that the Company may not be able to finance the development of PPG as contemplated, or at all; risk that the Company may not be able to attract third party investors for the development of PPG as contemplated, or at all; risk that the Company will not be able to implement DLE technology; uncertainties inherent to the results of technical and economic studies, such as the Scoping Study, which are subject to significant assumptions and a high degree of uncertainty; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; share price volatility; and cybersecurity risks and threats. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s Form 20-F and other public filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.